Exhibit 99.1

Glass House Brands to Hold 3rd Annual Investor Sesh on Friday, June 21st

We are very proud of this one-of-a-kind event in the cannabis industry, which is designed to provide transparency and a big ‘Thank You’ to our loyal shareholders

LONG BEACH, CA and TORONTO, May 13th, 2024 -- Glass House Brands Inc. (“Glass House” or the “Company” (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will be holding its 3rd Annual Investor Sesh at the Camarillo SoCal facility – the largest cannabis farm in the U.S. – on Friday, June 21st.

“This year we proudly continue the tradition of transparency with our 3rd Annual Investor Sesh, our yearly meeting of giving thanks to our dedicated shareholder base as we continue to position Glass House as a leader in the cannabis industry,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands. “At the event, we will be providing detailed insight on achievements and upcoming milestones that have developed over the last year, including the recent opening of Greenhouse 5, which we anticipate will add an additional 250,000 pounds of cannabis annually. The event will serve as an opportunity to highlight the progress we’ve made since inception, discuss important cannabis industry trends, and show our sincere gratitude to our shareholders. Graham, the C-Suite and I are looking forward to what has turned into a great way for investors to offer their thoughts and ideas directly to the senior team. At the event, we will host our annual general meeting and we are excited for you to attend what will be an interactive day at our Camarillo SoCal facility including food, exclusive merch and Glass House products available for purchase under the beautiful California sun.”

Interested investors can click here to formally register to attend, and to sign up for a greenhouse tour slot. More details will be provided in your registration confirmation email.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President,instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products,Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence:outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation:that Greenhouse 5 is expected to produce about 250,000 lbs. of cannabis per year. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com